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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. )*


                                   CMGI, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    125750109
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109
--------------------------------------------------------------------------------
1           Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
            13-3371826
--------------------------------------------------------------------------------
2.          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3.          SEC Use Only

--------------------------------------------------------------------------------
4.          Citizenship or Place of Organization
            Delaware
--------------------------------------------------------------------------------
  Number of                5.       Sole Voting Power          635,965
  Shares                   -----------------------------------------------------
  Beneficially             6.       Shared Voting Power
  Owned by                 -----------------------------------------------------
  Each Reporting           7.       Sole Dispositive Power     635,965
  Person                   -----------------------------------------------------
  With:                    8.       Shared Dispositive Power
--------------------------------------------------------------------------------
9.          Aggregate Amount Beneficially Owned by Each Reporting Person
            635,965
--------------------------------------------------------------------------------

10.         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)      XX See Footnote 1 below
--------------------------------------------------------------------------------
11.         Percent of Class Represented by Amount in Row (9)
            .13%
--------------------------------------------------------------------------------
12.         Type of Reporting Person (See Instructions)
            PN
--------------------------------------------------------------------------------

.................................................................................

.................................................................................

.................................................................................

.................................................................................

______________________
1 The Reporting Person is a party to that certain Stock Transfer Agreement dated as of March 23, 2004 and that certain Stockholder Selling Agreement, dated as of August 2, 2004 (collectively, the "Stockholder Selling Agreements"). As a result, the Reporting Person, together with the other parties to the Stockholder Selling Agreements, may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1932, as amended (the "Act") with respect to 32,637,172 shares of the Issuer's Common Stock (defined herein) representing 6.8% of the Issuer's Common Stock outstanding as of the date hereof. The Reporting Person disclaims beneficial ownership of any securities held by any other party to the Selling Stockholder Agreements and the filing of this Statement on
      Schedule 13G shall not be deemed an admission that the Reporting Person or any other person or persons party to the Selling Shareholders Agreements constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

13.
            (a)   NAME OF ISSUER:

                  CMGI, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1100 Winter Street
                  Waltham, Massachusetts 02451

14.
            (a)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (BHCA), L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   CITIZENSHIP:

                  Delaware

            (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock, par value $0.01 per share

            (e)   CUSIP NUMBER:

                  125750109

15. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

16.   OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  635,965 shares of Common Stock

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

            (b)   PERCENT OF CLASS:

                  .13%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:  635,965
                  (ii)  Shared  power  to  vote  or  to  direct  the  vote:  Not applicable.
                  (iii) Sole power to dispose or to direct the  disposition  of:
                        635,965
                  (iv)  Shared power to dispose or to direct the disposition of:
                        Not applicable.

17.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

18.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

19. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

20.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person together with Timothy M. Adams, Bain Capital Fund IV, L.P., Bain Capital Partners V, L.P., BankAmerica Investment Corporation, BCIP Associates, BCIP Trust Associates, L.P., BCIP Trust Associates II, BCIP Trust Associates II-B, BCM Capital Partners, L.P., Daniel F. Beck, Canpartners Investments IV, LLC, Rory J. Cowan, Robert T. Dechant, Enterprise Associates, LLC, Vahram V. Erdekian, Sheila M. Flaherty, Fleet National Bank, Trustee of the Alexander S. Moore Trust dated 6/5/96, Fleet National Bank, Trustee of the Abegail L. Moore Trust dated 6/5/96, Harding Holdings, Inc.,
Information Partners, Deborah A. Keeman, Jeremiah Kelly, Linwood A. Lacy, Terence M. Leahy, Stephen D.R. Moore, R. Scott Murray, OCM Mezzanine Fund, L.P., Nicholas G. Nomicos, Morton H. Rosenthal, Sankaty Credit Opportunities, L.P., Sankaty High Yield Partners II, L.P., Sankaty High Yield Partners III, L.P., W. Ken Southerland, Randy S. Stone, David A. Tanner and The Murray 2003 Qualified Annuity Trust are parties to the Selling Stockholder Agreements and as result thereof may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1932, as amended (the "Act") with respect to 32,637,172 shares of the Issuer's Common Stock representing 6.8% of the Issuer's Common Stock outstanding as of the date hereof. The Reporting Person disclaims beneficial ownership of any securities held by any other party to the Selling Stockholder Agreements and the filing of this Statement on Schedule 13G shall not be deemed an admission that the Reporting Person or any other person or persons party to the Selling Shareholders Agreements constitute a "group" for purposes of Section 13(d)(3) of the Act or Rule 13d-5 thereunder.

21.   NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

22.   CERTIFICATION

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 2004

                                          J.P. MORGAN PARTNERS (BHCA), L.P.

                                          By:  JPMP Master Fund Manager, L.P.,
                                               its General Partner

                                          By:  JPMP Capital Corp.,
                                               its General Partner


                                          By: /s/ Jeffrey C. Walker
                                              ----------------------------------
                                              Name:  Jeffrey C. Walker
                                              Title: President

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                  EXHIBIT 2(a)

            This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP
(BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

            JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                                                 SCHEDULE A

                                   SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       David J. Gilbert*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       John Reardon*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       William Stuck*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr. *
Managing Director                                       Damion E. Wicker, M.D.*

____________________
(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                                                  SCHEDULE B

                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*

____________________
(1) Each of whom is a United States citizen except for Messrs. Irigoin and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                   SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Vice Chairman, Chairman of Investment Bank and
 Head of Private Equity and Asset & Wealth Management   David A. Coulter*
Chief Information Officer                               Austin Adams*
Chief Financial Officer                                 Michael J. Cavanagh*
Director of Human Resources, Head of
 Real Estate/Facilities, General Services, Security     John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Co-General Counsel                                      William H. McDavid*
Head of JPMorgan Partners                               Jeffrey C. Walker**
Chief Risk Officer                                      Don M. Wilson III*

____________________
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

                                  DIRECTORS(2)

NAME                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer               Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                  Former Chairman and CEO
                               TIAA - CREF
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Retired Chairman of the Board
                               Honeywell International
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke               President
                               Comcast Cable Communications, Inc.
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                 President
                               Henry Crown and Company
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                    President and Chief Operating Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

____________________
2     Each of whom is a United States citizen.

                                  SCHEDULE 13G

ISSUER: CMGI,INC.                                           CUSIP NO.: 125750109

NAME                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
William B. Harrison, Jr.       Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.          Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                Owner
                               John W. Kessler Company
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                 Chairman
                               The St. Paul Travelers Companies, Inc.
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian           Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                 Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
John R. Stafford               Retired Chairman of the Board
                               Wyeth
                               c/o J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------